SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Strongbridge Biopharma plc

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

G85347105

(CUSIP Number)

Mr. Heath N. Weisberg

Caxton Corporation

731 Alexander Road, Bldg. 2, Suite 500

Princeton, New Jersey 08540

(212) 205-6805

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box. | |

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section

240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Caxton Corporation 22-2437619

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CDK Associates, L.L.C. 22-3437741

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

OO

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kovner, Bruce

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

ITEM 1.	Security and Issuer

This Schedule 13D relates to the ordinary shares (the "Ordinary Shares"), of Strongbridge Biopharma plc (the "Company"). The principal executive office of the Company is located at 900 Northbrook Drive, Suite 200, Trevose, Pennsylvania 19053.

ITEM 2.	Identity and Background

(a)	This statement is being filed by Caxton Corporation, a Delaware Corporation, CDK Associates, L.L.C., a Delaware limited liability company and Mr. Bruce Kovner (each a “Reporting Person” and collectively the “Reporting Persons”).

(b)	(i)	The address of Caxton Corporation is 731 Alexander Road, Bldg. 2, Suite 500 Princeton, NJ 08540.

	(ii)	The address of CDK Associates, L.L.C. is 731 Alexander Road, Bldg. 2, Suite 500 Princeton, NJ 08540.

	(iii)	The business address of Mr. Kovner is c/o Caxton Corporation, 731 Alexander Road, Bldg. 2, Suite 500 Princeton, NJ 08540.

(c)	(i)	The principal business of Caxton Corporation is to serve as the manager of certain investment vehicles controlled by Mr. Kovner, including CDK Associates, L.L.C., and as general partner of Caxton Alternative Management LP, an affiliate of Caxton Corporation.

	(ii)	The principal business of CDK Associates, L.L.C. is to serve as an investment vehicle for investments in securities.

	(iii)	The present principal occupation of Mr. Kovner is Chairman of Caxton Corporation and Caxton Alternative Management LP.

(d)	No person filing this statement has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No person filing this statement has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

	(i)	Caxton Corporation – Delaware.

	(ii)	CDK Associates, L.L.C. – Delaware.

	(iii)	Mr. Kovner – United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Caxton Corporation may be deemed to beneficially own 0 Ordinary Shares.

As of the date hereof CDK Associates, L.L.C. may be deemed to beneficially own 0 Ordinary Shares.

As of the date hereof Mr. Kovner may be deemed to beneficially own 0 Ordinary Shares.

ITEM 4.	Purpose of Transaction.

The Ordinary Shares and warrants beneficially owned by the Reporting Persons were disposed of pursuant to the Issuer’s transaction with Xeris Pharmaceuticals, Inc., Xeris Biopharma Holdings, Inc. (“Holdco”) and Wells MergerSub, Inc., a wholly owned subsidiary of Holdco, pursuant to a Transaction Agreement dated May 24, 2021 (the “Transaction Agreement) in which Holdco would acquire the Issuer (the “Acquisition”) by means of a scheme of arrangement (the “Scheme”) under Irish law for a per share consideration of 0.7840 newly issued shares of Holdco common stock, and cash in lieu of fractions thereof, plus one contingent value right worth up to an additional $1.00 payable in cash, Holdco common stock or a combination thereof at Holdco’s sole election. Pursuant to the Transaction Agreement, the Issuer’s outstanding warrants were treated as follows: (i) each outstanding and unexercised Strongbridge Private Placement Warrant was assumed by Holdco such that the applicable holders will have the right to subscribe for Holdco Shares, in accordance with certain terms of the Strongbridge Private Placement Warrant, (ii) each outstanding and unexercised Strongbridge Assumed Warrant was assumed by Holdco such that, upon exercise, the applicable holders will have the right to have delivered to them the Reference Property, in accordance with certain terms of the Strongbridge Assumed Warrants (each defined in the Transaction Agreement). Effective as of October 5, 2021 (the “Effective Date”), Holdco completed the Acquisition pursuant to the Scheme. The foregoing description of the Transaction Agreement is qualified in its entirety by reference to the Transaction Agreement, which is filed as Exhibit 2.1 to the Form 8-K filed by the Issuer on May 24, 2021, and is incorporated by reference herein as Exhibit C.

ITEM 5.	Interest in Securities of the Issuer.

(a)        As of the Effective Date, the Reporting Persons no longer beneficially own any Ordinary Shares.

(b)        CDK Associates, L.L.C. may be deemed to share voting and dispositive power over 0 Ordinary Shares. Caxton Corporation and Mr. Kovner, as Chairman and sole shareholder of Caxton Corporation, the Manager of CDK Associates, L.L.C., may be deemed to share voting and dispositive power over 0 Ordinary Shares.

(c)       There have been no transactions in the Shares by the Reporting Persons during the past 60 days.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Not Applicable

ITEM 7.	Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement.

Exhibit B: Power of Attorney of Bruce Kovner

Exhibit C: Transaction Agreement, dated as of May 24, 2021, by and among Xeris Pharmaceuticals, Inc., Strongbridge Biopharma plc, Xeris Biopharma Holdings, Inc. and Wells MergerSub, Inc. (incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K dated May 24, 2021).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 01/05/2022	Caxton Corporation*

/s/ Heath N. Weisberg
Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 01/05/2022	CDK Associates, L.L.C.

By: Caxton Corporation, Manager of CDK Associates, L.L.C.

/s/ Heath N. Weisberg
Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 01/05/2022	Bruce S. Kovner*

/s/ Heath N. Weisberg
Heath N. Weisberg, as attorney in fact for Bruce Kovner

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Ordinary Shares, $0.01 par value of Strongbridge Biopharma plc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: 01/05/2022	Caxton Corporation*

/s/ Heath N. Weisberg
Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 01/05/2022	CDK Associates, L.L.C.

By: Caxton Corporation, Manager of CDK Associates, L.L.C.

/s/ Heath N. Weisberg
Heath N. Weisberg, as General Counsel and Chief Compliance Officer of Caxton Corporation

Date: 01/05/2022	Bruce S. Kovner*

/s/ Heath N. Weisberg
Heath N. Weisberg, as attorney in fact for Bruce Kovner

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons' pecuniary interest therein.

Exhibit B

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Heath Weisberg, signing singly, with full power of substitution, the undersigned’s true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned any applications, reports, or documents required or deemed appropriate by the attorney-in-fact to file pursuant to (i) the United States Securities Exchange Act of 1934, as amended, or any rule, or regulation thereunder, including, without limitation, Schedules 13D, 13G, 13F, and 13H, and Forms 3, 4, and 5, (ii) the Securities Act of 1933, as amended, or any rule or regulation thereunder, including, without limitation, Form 144, (iii) the U.S. Commodity Exchange Act, as amended or any rule or regulation thereunder, or (iv) the statutes, rules or regulations of any other domestic or foreign governmental or self-regulatory authority;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such applications, reports, or documents;

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interests of, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with the applicable statutes, rules and regulations.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact or otherwise terminated by my death or other event described in section 5-1511 of the New York General Obligations Law.

SIGNATURE AND ACKNOWLEDGMENT:

In Witness Whereof I have hereunto signed my name on the 9th day of May, 2013.

/s/ Bruce Kovner
Bruce Kovner

STATE OF NEW YORK	)
) ss:
COUNTY OF NEW YORK	)

On the 9th day of May 2013, before me, the undersigned, personally appeared Bruce Kovner, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Cynthia Rosel Rivera
Notary Public

AGENT’S SIGNATURE AND ACKNOWLEDGMENT OF APPOINTMENT:

I, Heath N. Weisberg, have read the foregoing Power of Attorney. I am the person identified therein as agent and attorney-in-fact for the principal named therein.

I acknowledge my legal responsibilities.

/s/ Heath N. Weisberg
Heath N. Weisberg

STATE OF NEW YORK	)
) ss:
COUNTY OF NEW YORK	)

On the 9th day of May, 2013, before me, the undersigned, personally appeared Heath N. Weisberg, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Cynthia Rosel Rivera
Notary Public

SK 27550 0001 9127899 v1